Exhibit 99.1

Sphere 3D Reports First Quarter 2015 Financial Results

SAN JOSE, CA – May 13, 2015 – Sphere 3D Corp. (NASDAQ: ANY), a virtualization and data management solutions provider, today reported financial results for its first quarter ended March 31, 2015.

“Our core data management business continues to deliver a solid revenue foundation that has enabled us to remain focused on our expansion into the fast growing virtualization markets,” said Eric Kelly, CEO of Sphere 3D Corp. “We see positive channel partner and customer feedback on our strategy to position the company for growth. In the near future, we plan to roll out our new hybrid cloud architecture for the virtual workspace environment. This will allow organizations to deploy their applications and data into a combination of public, private or hybrid cloud solutions.”

First Quarter 2015 Financial Results:

The following financial results for the first quarter of 2015 include contribution from the acquisition for the full three months, which contribution is not reflected in the comparative results for the first quarter of 2014.

•	Net revenue for the first quarter of 2015 was $20.1 million, compared to $0.9 million for the first quarter of 2014.

•	Product revenue for the first quarter of 2015 was $17.2 million, compared to $0.8 million for the first quarter of 2014. Disk systems and virtualization revenue was $10.0 million, compared to $0.8 million for the first quarter of 2014. Archive product revenue was $7.2 million compared to none for the first quarter of 2014. Service revenue was $2.9 million, compared to $0.1 million in the first quarter of 2014.

•	Gross margin for the first quarter of 2015 was 29.6%, compared to 56.9% for the first quarter of 2014. Non–GAAP gross margin for the first quarter of 2015 was 32.7%. Our methodology for determining non-GAAP gross margin, which excludes the effect of intangible asset amortization from gross profit, is described in the Use of GAAP and Non-GAAP Financial Measures section of this announcement.

•	Operating expenses for the first quarter of 2015 were $13.6 million, compared to $1.3 million for the first quarter of 2014.

•	Share-based compensation expense was $0.7 million in the first quarter of both 2015 and 2014. Depreciation and amortization was $2.0 million in first quarter of 2015, compared to $0.1 million in the first quarter of 2014.

•	Net loss for the first quarter of 2015 was $9.5 million, or a loss of $0.27 per share, compared to a net loss of $0.8 million, or a loss of $0.04 per share, in the first quarter of 2014.

•	Adjusted EBITDA for the first quarter of 2015 was a net loss of $6.1 million, or a net loss of $0.18 per share, based on 35.0 million weighted average shares outstanding, compared to adjusted EBITDA of $41,000, or $0.00 per share based on 21.7 million weighted average shares outstanding for the first quarter of 2014. Adjusted EBITDA is a non-GAAP measure presented as net loss before interest expense, income taxes, depreciation and amortization and share-based compensation.

•	Cash and cash equivalents at March 31, 2015 were $4.4 million, compared to $4.3 million at December 31, 2014. The Company had $9.9 million outstanding under its credit facilities and $19.5 million outstanding under its notes from related parties at March 31, 2015.

Corporate Highlights:

•	As announced earlier today, Sphere 3D has entered into definitive agreements for a non-brokered private placement of shares of its common stock and warrants for a gross purchase price of approximately U.S.$4.1 million.

•	In addition to the equity agreement, FBC Holdings S.A.R.L. has agreed in principal to increase the existing revolving credit facility by an additional $5 million. The terms of the increase are expected to be the same as the current agreement.

Business Highlights:

•	As previously announced, Sphere 3D, in collaboration with Microsoft, is leveraging its virtualization and storage technologies with Microsoft Azure to simplify and accelerate customers’ transitions to cloud-integrated solutions.

•	Sphere 3D has announced a series of events titled “Technologies to Power the Next Cloud” with venues at Microsoft Technology Centers in Silicon Valley, New York, Toronto and London. During these events, Sphere 3D will present its hybrid cloud-enabling technologies, including Glassware 2.0® Windows container technology for application delivery, and the latest in its virtualized storage technologies for enterprise hybrid cloud infrastructure, to a combined audience of Microsoft and Sphere 3D channel partners.

•	Sphere 3D announced a strategic alliance with a regional service center in the southern United States to support the digital learning needs of over a million public school students. Under the terms of this alliance, the education service center will provide technology integration to regional schools, and is certified to resell, promote, service and support Sphere 3D’s virtualization and data management product portfolio. This partnership aligns with Sphere 3D’s strategy to securely deliver Windows applications and specialized educational and digital learning software on a number of end user client devices certified for use in the education sector.

•

Sphere 3D’s SnapScale® technology is gaining traction with a number of wins, including the recently-announced deployment with the LISA scientific research institution in France to protect its primary scientific research data. The renewed interest in SnapScale is attributable in large part to its patented Peer Set protection technology which ensures the high availability of its storage infrastructure, simplicity of deployment and scalability to accommodate increasing data capacity needs.

•	The V3 platform was added to the GSA listing in Q1 2015. This will position our hyper-converged platform to take advantage of government sales opportunities.

Use of GAAP and Non-GAAP Financial Measures:

To supplement Sphere 3D’s consolidated financial statements presented in accordance with GAAP, the Company uses Adjusted EBITDA, a non-GAAP financial measure that exclude from the statement of operations the effects of interest expense, income taxes, depreciation and amortization and share-based compensation. The Company also uses Non-GAAP gross profit and Non-GAAP gross-margin, non-GAAP financial measures that exclude the effect of intangible asset amortization from gross-profit. Sphere 3D uses the above non-GAAP financial measures internally to understand, manage and evaluate the business. Management believes it is useful for itself and investors to review, as applicable, both GAAP information and the non-GAAP measures in order to assess the performance of continuing operations and for planning and forecasting in future periods. The presentation of these non-GAAP measures is intended to provide investors with an understanding of the Company’s operational results and trends that enables them to analyze the base financial and operating performance and facilitate period-to-period comparisons and analysis of operational trends. Sphere 3D believes the presentation of these non-GAAP financial measures is useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision-making. Non-GAAP financial measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered substitutes for or superior to GAAP results. In addition, our non-GAAP financial measures may not be comparable to similarly titled measures utilized by other companies since such other companies may not calculate such measures in the same manner as we do.

Investors are encouraged to review the reconciliation of these non-GAAP financial measures to the most comparable GAAP measures, which are provided in the attached table after the text of this release.

Investor Conference Call:

Sphere 3D will host an investor conference call today at 5:00 pm ET (2:00 pm PT) to discuss the Company’s 2015 first quarter financial results. To access the call, dial (888)-427-9419 (US and Canada) or +1 (719)-325-2435 (International) and give the participant pass code 5893828. Participants are asked to call the assigned number approximately 10 minutes before the conference call begins. In addition, a live and archived webcast of the conference call will be available at www.sphere3d.com in the Investor Relations section. A replay of the conference call will also be available via telephone by dialing (888) 203-1112 (U.S. and Canada) or +1 (719) 457-0820 (International) and entering access code 5893828. The replay will be available beginning approximately two hours after the call and remain in effect for one week.

About Sphere 3D

Sphere 3D Corp. (NASDAQ: ANY) is a virtualization technology and data management solutions provider with a portfolio of workload-optimized solutions that address IT needs for delivering productivity through workspace and data infrastructure and management. Dedicated to continue to lead through innovation, Sphere 3D enables the integration of virtual applications, virtual desktops, and storage platforms, allowing organizations to deploy a combination of public, private or hybrid cloud strategies. Sphere 3D’s Glassware 2.0® platform delivers virtualization of some of the most demanding applications in the marketplace today, making it easy to move applications from a physical PC or workstation to a virtual environment. Sphere 3D’s V3 hyper-converged infrastructure solutions include one of the industry’s first purpose-built appliances for virtual workspace workloads, which we call our Desktop Cloud Orchestrator™ management software for VDI. Overland Storage and Tandberg Data, wholly-owned subsidiaries of Sphere 3D, provide an integrated range of technologies and services for primary, nearline, offline, and archival data storage that make it easy and cost-effective to manage different tiers of information over the data lifecycle. For more information, visit www.sphere3d.com.

Safe Harbor Statement

This press release contains forward-looking statements that involve risks, uncertainties, and assumptions that are difficult to predict. Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of risks and uncertainties including, without limitation, unforeseen changes in the course of Sphere 3D’s business or the business of its wholly-owned subsidiaries, including, without limitation, Overland Storage and Tandberg Data; any increase in Sphere 3D’s cash needs or our inability to obtain additional debt or equity financing; market adoption and performance of our products; the level of success of our collaborations and business partnerships; possible actions by customers, partners, suppliers, competitors or regulatory authorities; and other risks detailed from time to time in Sphere 3D’s periodic reports contained in our Annual Information Form and other filings with Canadian securities regulators (www.sedar.com) and in prior periodic reports filed with the United States Securities and Exchange Commission (www.sec.gov), and risks detailed in the Form F-4/A relating to Sphere 3D’s merger with Overland Storage filed with the SEC. Sphere 3D undertakes no obligation to update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Media Contact:

Pattie Adams

Director, Global Corporate Communications

+1 408/283-4779

pattie.adams@sphere3d.com

Investor Contact:

MKR Group Inc.

Todd Kehrli or Jim Byers

+1 323/468-2300

any@mkr-group.com

SPHERE 3D CORP.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share data)

	Three Months Ended March 31,
	2015	2014
	(Unaudited)
Net revenue	$20,098	$912
Cost of revenue	14,157	393

Gross profit	5,941	519

Operating expenses:
Sales and marketing	5,614	220
Research and development	2,190	—
General and administrative	5,793	1,065

	13,597	1,285

Loss from operations	(7,656)	(766)
Interest expense - related party	(541)	—
Interest expense	(78)	(13)
Other income (expense), net	(1,214)	1

Loss before income taxes	(9,489)	(778)
Provision for income taxes	53	—

Net loss	$(9,542)	$(778)

Net loss per share:
Basic and diluted	$(0.27)	$(0.04)

Shares used in computing net loss per share:
Basic and diluted	35,003	21,692

SPHERE 3D CORP.

SELECTED BALANCE SHEETS INFORMATION

(In thousands)

	March 31,	December 31,
	2015	2014
	(Unaudited)	(Unaudited)
ASSETS
Cash and cash equivalents	$4,364	$4,258
Accounts receivable	13,735	15,488
Inventories	10,204	9,936
Other current assets	2,976	2,457

Total current assets	31,279	32,139
Property and equipment, net	3,861	4,427
Intangible assets, net	71,272	73,271
Goodwill	38,821	38,821
Other assets	479	605

Total assets	$145,712	$149,263

LIABILITIES AND EQUITY
Current liabilities	$41,282	$37,051
Long-term debt — related party	19,500	19,500
Long-term deferred tax liabilities	4,307	4,387
Other long-term liabilities	3,041	3,185
Shareholders’ equity	77,582	85,140

Total liabilities and equity	$145,712	$149,263

SPHERE 3D CORP.

NON-GAAP RECONCILIATIONS

(In thousands, except per share data)

	Three Months Ended March 31,
	2015	2014
	(Unaudited)
Revenue	$20,098	$912

Gross Profit - GAAP	$5,941	$519
Intangible asset amortization	632	—

Gross Profit - Non -GAAP	$6,573	$519

Gross Margin Percentages
GAAP	29.6%	56.9%

Non-GAAP	32.7%	56.9%

Net loss	$(9,542)	$(778)

Less:
Interest	619	13
Tax	53	—
Depreciation and amortization	1,992	73
Share-based compensation	735	733

Adjusted EBITDA	$(6,143)	$41

Net loss per share:
Basic and diluted	$(0.27)	$(0.04)

Adjusted Net loss per share:
Basic and diluted	$(0.18)	$0.00

Shares used in computing net loss and adjusted net loss per share:
Basic and diluted	35,003	21,692

Non-GAAP Financial Measures:

Sphere uses financial measures which are not calculated and presented in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). Sphere presents these non-GAAP financial measures because it believes them to be important supplemental measures of performance that is commonly used by investors and other interested parties in the evaluation of companies in our industry.

To supplement Sphere 3D’s consolidated financial statements presented in accordance with GAAP, the Company uses Adjusted EBITDA, a non-GAAP financial measure that exclude from the statement of operations the effects of interest expense, income taxes, depreciation and amortization and share-based compensation. The Company also uses Non-GAAP gross profit and Non-GAAP gross-margin, non-GAAP financial measures that exclude the effect of intangible asset amortization from gross-profit. Sphere 3D uses the above non-GAAP financial measures internally to understand, manage and evaluate the business. Management believes it is useful for itself and investors to review, as applicable, both GAAP information and the non-GAAP measures in order to assess the performance of continuing operations and for planning and forecasting in future periods. The presentation of these non-GAAP measures is intended to provide investors with an understanding of the Company’s operational results and trends that enables them to analyze the base financial and operating performance and facilitate period-to-period comparisons and analysis of operational trends. Sphere 3D believes the presentation of these non-GAAP financial measures is useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision-making. Non-GAAP financial measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered substitutes for or superior to GAAP results. In addition, our non-GAAP financial measures may not be comparable to similarly titled measures utilized by other companies since such other companies may not calculate such measures in the same manner as we do.